NEWS RELEASE 07-02	January 10, 2007

FRONTEER’S AURORA INTERSECTS 2.19% U3O8 OVER 3.62 METRES AT INDA DEPOSIT,

COASTAL LABRADOR

Fronteer Development Group Inc. ("Fronteer")(TSX:FRG)(AMEX:FRG) reports that Aurora Energy Resources Inc. ("Aurora") (TSX:AXU), in which Fronteer holds a 47.24% interest, has announced today that the phase one drill holes at its historic “Inda”, “Nash” and “Gear” deposits have intersected extremely positive, high grade uranium mineralization over encouraging widths. These holes confirm the potential of this part of Aurora’s project area to host additional near surface uranium deposits, that may be even higher in grade than the Michelin or Jacques Lake deposits One hole (I-06-01) completed at the historic Inda Deposit, intersected three separate parallel zones of mineralization as follows:

  2.19% U3 O8 over 3.6 metres including 6.77% U3 O8 over 1 metre.

  0.39% U3 O8 over 2.9 metres.

  0.12% U3O8 over 5.0 metres.

Two holes were drilled at the historic Nash Deposit with results as follows:

  0.21% U3 O8 over 4.0 metres in N-06-01.

  0.25% U3 O8 over 3.4 metres in N-06-02.

Two holes were drilled at the historic Gear Deposit with results as follows:

  0.33% U3 O8 over 2.0 metres in G-06-01A.

  0.17% U3 O8 over 1.9 metres in G-06-03.

“Results from Inda are the highest grade intercepts ever encountered by Aurora” says Dr Mark O'Dea, President & CEO. “These results will drive further discovery in this new target area. Once again, these results provide evidence of an emerging uranium district in which Aurora is the leader.”

THE INDA LAKE TREND

The historic Inda, Nash and Gear deposits are located along a 15 kilometre corridor called the Inda Lake Trend. This trend is characterized by highly prospective host rocks and the presence of carbonaceous sediments. Carbonaceous rocks are an important element in uranium mineralization because of their chemical properties, and, as such, they tend to host higher grade deposits. Essentially, all of the uranium deposits in the Athabasca Basin tend to be spatially associated with carbonaceous host rocks and can achieve grades as high as 25% U3O8.

In addition, Inda, Nash and Gear are each associated with a discrete (0.35 to 0.70 kilometre wide) elongated radiometric anomaly, related to mineralization that is exposed at surface. Aurora plans to further drill test these anomalies, as well as other untested targets along the Inda Lake Trend in 2007.

Drilling Results from the Inda Lake Trend

Hole ID	From	To	% U3 O8	Interval
I-06-01	117.00	122.00	0.118	5.00
and	138.52	143.00	0.142	4.48
and	146.88	150.50	2.185	3.62
including	147.87	148.95	6.77	1.08
and	163.50	166.40	0.390	2.90
Hole ID	From	To	% U3 O8	Interval
N-06-01	28.00	32.00	0.205	4.00
N-06-02	23.38	26.79	0.246	3.41
Hole ID	From	To	% U3 O8	Interval
G-06-01A	217.32	220.98	0.102	3.66
and	222.81	225.00	0.128	2.19
and	229.00	231.00	0.332	2.00
G-06-02	NSV
G-06-03	73.00	74.86	0.167	1.86
and	81.50	83.50	0.110	2.00
and	87.50	89.50	0.098	2.00

True widths are interpreted to be 70-80% of intersected widths.

For an updated plan map of the Inda, Nash, and Gear drilling, please use the following link:

http://www.aurora-energy.ca/files/AN07_01Inda.jpg

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a 47.2% interest in Aurora Energy Resources (AXU-TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

 info@fronteergroup.com

Ian Cunningham-Dunlop, P. Eng, Vice President - Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Labrador Uranium Project.

Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Some diamond drill holes are confirmatory holes of historic drilling, with equivalents as follows: I-06-01=N-69-65; N-06-01=N-69-20; N-06-02=N69-19; G- 06-01A=G-70-146; G-06-03=G-68—143.

In addition to the Michelin Uranium Deposit, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.